UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 6, 2014

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

Enclosure:  STMicroelectronics N.V.’s First Quarter 2014:

•           Operating and Financial Review and Prospects;

•           Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flow, and Statements of Equity and related Notes for the three months ended March 29, 2014; and

•           Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flows and Statements of Equity for the three months ended March 29, 2014 and Notes thereto included elsewhere in this Form 6-K, and our annual report on Form 20-F for the year ended December 31, 2013 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on March 5, 2014 (the “Form 20-F”).  The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Business Overview” and “Liquidity and Capital Resources—Financial Outlook: Capital Investment”.  Our actual results may differ significantly from those projected in the forward-looking statements.  For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and “Item 3.  Key Information—Risk Factors” included in the Form 20-F.  We assume no obligation to update the forward-looking statements or such risk factors.

Our Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) is provided in addition to the accompanying unaudited interim consolidated financial statements (“Consolidated Financial Statements”) and notes to assist readers in understanding our results of operations, financial condition and cash flows.  Our MD&A is organized as follows:

•	Critical Accounting Policies using Significant Estimates.

•
Business Overview, a discussion of our business and overall analysis of financial and other relevant highlights of the three months ended March 29, 2014 designed to provide context for the other sections of the MD&A, including our expectations for selected financial items for the second quarter of 2014.

•	Other Developments in the First Quarter 2014.

•	Results of Operations, containing a year-over-year and sequential analysis of our financial results for the three months ended March 29, 2014, as well as segment information.

•	Legal Proceedings.

•	Discussion of the impact of changes in exchange rates, interest rates and equity prices on our activity and financial results.

•	Liquidity and Capital Resources, presenting an analysis of changes in our balance sheets and cash flows, and discussing our financial condition and potential sources of liquidity.

•	Impact of Recently Issued U.S. Accounting Standards.

•	Backlog and Customers, discussing the level of backlog and sales to our key customers.

•	Disclosure Controls and Procedures.

•	Cautionary Note Regarding Forward-Looking Statements.

Critical Accounting Policies Using Significant Estimates

There were no material changes in the first three months of 2014 to the information provided under the heading “Critical Accounting Policies Using Significant Estimates” included in our annual report on Form 20-F for the fiscal year ended December 31, 2013.

Fiscal Year

Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31, which is the period end of each fiscal year.  The first quarter of 2014 ended on March 29, 2014.  The second quarter and third quarter of 2014 will end on June 28 and September 27, respectively.  The fourth quarter of 2014 will end on December 31, 2014.  Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year and can also differ from equivalent prior years’ periods.  There were 88 days in the first quarter of 2014 compared to 89 days in the first quarter of 2013 and 94 days in the fourth quarter of 2013.

Business Overview

Our results of operations for each period were as follows:

	Three Months Ended			% Variation
	March 29, 2014	Dec 31, 2013	March 30, 2013	Sequential	Year-Over-Year
	(Unaudited, in millions, except per share amounts)
Net revenues	$1,825	$2,015	$2,009	(9.4)%	(9.2)%
Gross profit	599	662	628	(9.6)%	(4.7)%
Gross margin as percentage of net revenues.	32.8%	32.9%	31.3%	-	-
Operating loss	(4)	(11)	(281)	62.3%	98.5%
Net loss attributable to parent company	(24)	(36)	(171)	32.3%	85.9%
Earnings per share	(0.03)	(0.04)	(0.19)	-	-

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes major devices such as Microprocessors (“MPUs”), DRAMs, optoelectronics devices, Flash Memories and the Wireless Application Specific market (Broadband and Application Processor)).

Based on the most recently published estimates by WSTS, semiconductor industry revenues increased in the first quarter of 2014 on a year-over-year basis by approximately 11% for the TAM and 9% for the SAM to reach approximately $79 billion and $36 billion, respectively.  Sequentially, in the first quarter of 2014, the TAM decreased by approximately 2% while the SAM was basically flat.

In the first quarter, the combination of a positive macro-economic environment and our leading-edge product portfolio helped to drive higher year-over-year revenues in microcontrollers, automotive, industrial and power, as well as in the Distribution channel.  Our general-purpose microcontroller business enjoyed the fourth consecutive quarter of record revenues, and today, based on the IHS iSuppli CLT report published in March 2014, ST is the second largest player worldwide in both general-purpose and secure microcontrollers.

First quarter 2014 revenues amounted to $1,825 million, a 9.2% decrease on a year-over-year basis.  Sense & Power and Automotive Products (SP&A) segment revenues increased by about 6% primarily due to growth in Automotive and Industrial & Power Discrete.  Embedded Processing Solutions (EPS) segment revenues decreased by approximately 28% mainly due to the phasing-out of the legacy ST-Ericsson products and weak performance in Digital Convergence Group product line, only partially offset by solid growth in microcontrollers.  Excluding legacy ST-Ericsson products, our revenues increased by 0.7%.  Sequentially, we registered a 9.4% decrease, which was in line with the 9.5% decrease at the mid-point of our guidance.  Compared to the served market, our performance was below the SAM both on a year-over-year and sequential basis.  For a detailed description of our segments, see “Results of Operations—Segment Information” below.

Our effective average exchange rate for the first quarter of 2014 was $1.35 for €1.00 compared to $1.31 for €1.00 for the first quarter of 2013 and $1.34 for €1.00 in the fourth quarter of 2013.  For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates” below.

Our first quarter 2014 gross margin was 32.8% of revenues, compared to the 32.4% mid-point of our guidance, and decreasing sequentially by 10 basis points, reflecting decreasing selling prices and manufacturing inefficiencies, partially offset by a more favorable product mix and the positive impact of licensing revenues.  On a year-over-year comparison, our first quarter 2014 gross margin improved by 150 basis points, mainly due to improved manufacturing efficiencies, higher licensing revenues, lower unused capacity charges and a more favorable product mix, partially offset by the negative impact of selling prices.

Our combined selling, general and administrative (SG&A) and research and development (R&D) costs amounted to $606 million, decreasing by about 25% compared to $812 million in the prior-year quarter mainly due to the ST-Ericsson exit and ongoing cost reduction initiatives.  On a sequential basis, operating expenses decreased by about 8% compared to $656 million in the prior quarter, benefiting from our cost savings initiatives and a shorter calendar.

First quarter other income & expenses, net, registered income of $15 million mainly benefiting from the sale of business totaling $13 million and $21 million of R&D grants.  These R&D grants do not include the Nano2017 R&D grants, pending European Union approval now expected in the second quarter 2014.

Impairment and restructuring charges significantly decreased to $12 million from $101 million in the prior-year quarter which had been primarily impacted by $86 million impairment and restructuring charges related to ST-Ericsson restructuring plans.

Our operating losses were $4 million in the first quarter of 2014 improving from a loss of $281 million in the first quarter of 2013 and a loss of $11 million in the fourth quarter of 2013.  The improvement in our operating losses compared to the prior-year quarter was mainly due to the savings in our operating expenses and lower amounts of impairment and restructuring charges.  Our strong and growing product momentum in our Sense & Power and Automotive segment translated into an operating margin improvement of 360 basis points in this segment compared to the year-ago quarter.  In our Digital Convergence business, we made progress in building the pipeline to sustain its future turnaround; design-win momentum for our latest ARM-based client and server portfolio for HEVC and ultra-HD set-top-box continued during the quarter, as well as for our FD-SOI based IC solutions.

We are encouraged by the signs of improvement in the macro-economic environment generally and by specific product dynamics expected in the next several quarters.  In the second quarter, we see opportunities to continue to expand our customer base, driven by strength in microcontrollers, automotive and industrial and power applications and by the initial recovery in revenues of the Embedded Processing Solutions segment.

In the second quarter, we expect overall revenues to increase sequentially by about 2% at the mid-point. As anticipated, legacy ST-Ericsson products are winding down and revenues are expected to be less than half of the $63 million recorded in the first quarter.  Gross margin in the second quarter is expected to be about 33.6%, plus or minus 2.0 percentage points.

In addition, we see opportunities to further advance ST’s leadership in key embedded processing solutions and technologies with the approval of the Nano2017 R&D program expected this quarter.

This outlook is based on an assumed effective currency exchange rate of approximately $1.36 = €1.00 for the 2014 second quarter and includes the impact of existing hedging contracts. The second quarter will close on June 28, 2014.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and Item 3.  “Key Information — Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.

Other Developments

On April 28, 2014, we announced the appointment of Mr. Jean-Marc Chery as Chief Operating Officer.  In this new role, Mr. Jean-Marc Chery will continue to hold overall responsibility for Embedded Processing Solutions, for which he serves as Executive Vice President and General Manager, as well as for central manufacturing operations including Packaging and Test Manufacturing.  He will also continue in his role of Vice Chairman of our Corporate Strategic Committee and will continue to report to Carlo Bozotti, President and Chief Executive Officer.

On April 28, 2014, we announced the main resolutions to be submitted for shareholder adoption at our Annual General Meeting of Shareholders which will be held in Amsterdam, The Netherlands, on June 13, 2014.  The main resolutions, proposed by the Supervisory Board, include:

•
The distribution of a cash dividend of US$0.10 in the second quarter of 2014, and of US$0.10 in the third quarter of 2014, per common share, to be paid in June and September of 2014, respectively, to shareholders of record in the month of each quarterly payment.  The amount of the proposed second and third quarter of 2014 cash dividend is stable with respect to previous quarterly dividend distributions;

•
The reappointment of Mr. Carlo Bozotti as the sole member of the Managing Board and the Company’s President and Chief Executive Officer for a three-year term, expiring at the 2017 Annual General Meeting;

•
The reappointment for a three-year term, expiring at the 2017 Annual General Meeting, of the following members of the Supervisory Board: Messrs. Didier Lombard, Jean d’Arthuys, Jean-Georges Malcor and Alessandro Rivera;

•
The appointment as new members of the Supervisory Board, for a three-year term expiring at the 2017 Annual General Meeting, of: Ms. Heleen Kersten and Mr. Maurizio Tamagnini in replacement of Mr. Tom de Waard and Mr. Bruno Steve, whose terms will expire;

•
The adoption of our 2013 Statutory Annual Accounts prepared in accordance with International Financial Reporting Standards.  The Statutory Annual Accounts for the year ended December 31, 2013, are posted on the Company’s website and were filed with the Netherlands Authority for the Financial Markets (AFM) on April 28, 2014; and

•	The appointment of PricewaterhouseCoopers Accountants N.V.as our external auditor for the 2014 and 2015 financial years.

On April 30, 2014, we announced the appointment of Mr. Paul Grimme as Executive Vice President, Mass Market and Online Marketing Programs, a new position created to coordinate the sales & marketing activities in this strategic and growing area for the company.  He will continue to report to Carlo Bozotti, President and Chief Executive Officer.  Mr. Paul Cihak takes over from Mr. Paul Grimme as Executive Vice President and General Manager, Sales & Marketing, Europe, Middle East and Africa.  Mr. Bob Krysiak, Executive Vice President and President for the Americas Region, joins the Corporate Strategic Committee replacing Mr. Paul Grimme in his role.

In April 2014, we signed a strategic agreement with a top-tier foundry for 28-nm FD-SOI technology. This agreement expands the ecosystem and assures the industry of high-volume production of our FD-SOI based IC solutions.  Our unique FD-SOI technology is well on its way to becoming a significant revenue generator for 2015 and beyond and strengthens the business and financial prospects of our EPS segment.  This agreement includes certain commitments from both parties, out of which we committed to purchase a number of FD-SOI wafers after the qualification of the technology under terms to be defined between parties.

In the first quarter of 2014, we obtained a favorable ruling in Switzerland on the transfer of the majority of ST-Ericsson deductible operating losses. In addition, ST-Ericsson JVS entered into liquidation on April 15, 2014.

Results of Operations

Segment Information

We operate in two business areas:  Semiconductors and Subsystems.

In the Semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications.  In addition, we further participate in the manufacturing value chain of Smartcard products, which include the production and sale of both silicon chips and Smartcards.

In 2014, our segments are as follows:

•	Sense & Power and Automotive Products (SP&A), including the following product lines:

o	Automotive (APG);

o	Industrial & Power Discrete (IPD);

o	Analog & MEMS (AMS); and

o	Other SP&A;

•	Embedded Processing Solutions (EPS), comprised of the following product lines:

o	Digital Convergence Group (DCG);

o	Imaging, BI-CMOS ASIC and Silicon Photonics (IBP);

o	Microcontroller, Memory & Secure MCU (MMS); and

o	Other EPS.

In 2014, we revised our revenues by product line from prior periods following the reclassification of Image Signal Processor business (about $11 million in revenues in the first quarter of 2014) from IBP product line to DCG product line.  In addition, the Wireless former product line has been reclassified into the DCG product line.  We believe that the revised 2013 revenues presentation is consistent with that of 2014 and we use these comparatives when managing our company.

In the Subsystems business area, we design, develop, manufacture and market subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment.  Based on its immateriality to our business as a whole, the Subsystems business area does not meet the requirements for a reportable segment as defined in the guidance on disclosures about segments of an enterprise and related information.  All the financial values related to Subsystems including net revenues and related costs, are reported in the segment “Others”.

The following tables present our consolidated net revenues and consolidated operating income (loss) by product segment.  For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative (“SG&A”) expenses and a part of research and development (“R&D”) expenses.  In compliance with our internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special R&D programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges.  In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the product segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold.

	Three Months Ended
	March 29, 2014	March 30, 2013
	(Unaudited, in millions)
Net revenues by product line and product segment:

Automotive (APG)	$445	$385
Industrial & Power Discrete (IPD)	442	429
Analog & MEMS (AMS)	304	313
Sense & Power and Automotive Products (SP&A)	1,191	1,127
Digital Convergence Group (DCG)	205	496
Imaging, BI-CMOS ASIC and Silicon Photonics (IBP)	77	72
Microcontroller, Memory & Secure MCU (MMS)	346	299
Embedded Processing Solutions (EPS)	628	867
Others(1)	6	15
Total consolidated net revenues	$1,825	$2,009

(1)	In the first quarter of 2014, “Others” includes revenues from the sales of Subsystems ($2 million) and sales of materials and other products not allocated to product segments ($4 million).

	Three Months Ended
	March 29, 2014	March 30, 2013
	(Unaudited, in millions)
Operating income (loss) by product segment:

Sense & Power and Automotive Products (SP&A)	$104	$58
Embedded Processing Solutions (EPS)	(80)	(210)
Others(1)	(28)	(129)
Total consolidated operating loss	$(4)	$(281)
____________

(1)
Operating loss of “Others” includes items such as impairment, restructuring charges and other related closure costs, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items and other unallocated expenses such as:  strategic or special R&D programs, certain corporate-level operating expenses and other costs that are not allocated to the product segments, as well as operating earnings of the Subsystems and Other Products Group.

	Three Months Ended
	March 29, 2014	March 30, 2013
	(Unaudited, as percentage of net revenues)
Operating income (loss) by product segment:

Sense & Power and Automotive Products (SP&A)(1)	8.7%	5.1%
Embedded Processing Solutions (EPS) (1)	(12.7)	(24.2)
Others	-	-
Total consolidated operating loss(2)	(0.2)%	(14.0)%
____________

(1)	As a percentage of net revenues per product segment.
(2)	As a percentage of total net revenues.

	Three Months Ended
	March 29, 2014	March 30, 2013
	(Unaudited, in millions)
Reconciliation to consolidated operating loss:

Total operating income (loss) of product segments	$24	$(152)
Unused capacity charges	(5)	(24)
Impairment, restructuring charges and other related closure costs	(12)	(101)
Strategic and other research and development programs	(1)	(4)
Phase-out and start-up costs	(3)	-
Other non-allocated provisions(1)	(7)	-
Total operating loss Others	(28)	(129)
Total consolidated operating loss	$(4)	$(281)
____________

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

Net revenues by location of shipment and by market channel

The table below sets forth information on our net revenues by location of shipment:

	Three Months Ended
	March 29, 2014	March 30, 2013
	(Unaudited, in millions)
Net Revenues by Location of Shipment(1):

EMEA	$469	$490
Americas	278	305
Greater China-South Asia	803	792
Japan-Korea	275	422
Total	$1,825	$2,009
____________

(1)
Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand.  For example, products ordered by U.S.-based companies to be invoiced to Greater China-South Asia affiliates are classified as Greater China-South Asia revenues.  Furthermore, the comparison among the different periods may be affected by shifts in shipment from one location to another, as requested by our customers.

The table below shows the percentage of our net revenues by market channel:

	Three Months Ended
	March 29, 2014	March 30, 2013
	(Unaudited, in millions)
Net Revenues by Market Channel(1):

OEM	70.0%	75.0%
Distribution	30.0	25.0
Total	100%	100%
____________

(1)
Original Equipment Manufacturers (“OEM”) are the end-customers to which we provide direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that we engage to distribute our products around the world.

The following table sets forth certain financial data from our unaudited Consolidated Statements of Income:

	Three Months Ended (Unaudited)
	March 29, 2014		December 31, 2013		March 30, 2013
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Net sales	$1,801	98.7%	$2,008	99.7%	$2,003	99.7%
Other revenues	24	1.3	7	0.3	6	0.3
Net revenues	1,825	100.0	2,015	100.0	2,009	100.0
Cost of sales	(1,226)	(67.2)	(1,353)	(67.1)	(1,381)	(68.7)
Gross profit	599	32.8	662	32.9	628	31.3
Selling, general and administrative	(228)	(12.4)	(249)	(12.4)	(279)	(13.9)
Research and development	(378)	(20.7)	(407)	(20.2)	(533)	(26.6)
Other income and expenses, net	15	0.8	12	0.6	4	0.2
Impairment, restructuring charges and other related closure costs	(12)	(0.7)	(29)	(1.5)	(101)	(5.0)
Operating loss	(4)	(0.2)	(11)	(0.6)	(281)	(14.0)
Interest expense, net	(2)	(0.1)	(3)	(0.1)	(7)	(0.3)
Loss on equity-method investments	(8)	(0.4)	(12)	(0.6)	(13)	(0.7)
Gain on financial instruments, net	1	0.0	-	-	-	-
Loss before income taxes and noncontrolling interest	(13)	(0.7)	(26)	(1.3)	(301)	(15.0)
Income tax benefit (expense)	(9)	(0.5)	(8)	(0.4)	4	0.2
Net loss	(22)	(1.2)	(34)	(1.7)	(297)	(14.8)
Net loss (income) attributable to noncontrolling interest	(2)	(0.1)	(2)	(0.1)	126	6.3
Net loss attributable to parent company	$(24)	(1.3)%	$(36)	(1.8)%	$(171)	(8.5)%

First Quarter 2014 vs. First Quarter 2013 and Fourth Quarter 2013

Net revenues

	Three Months Ended			% Variation
	March 29, 2014	Dec 31, 2013	March 30, 2013	Sequential	Year-Over-Year
	(Unaudited, in millions)
Net sales	$1,801	$2,008	$2,003
Other revenues	24	7	6
Net revenues	$1,825	$2,015	$2,009	(9.4)%	(9.2)%

Year-over-year comparison

Our first quarter 2014 net revenues decreased by 9.2% as a result of an approximate 6% decrease in average selling prices and 3% lower volume.  The decrease in average selling prices resulted from a pure pricing effect down by approximately 5% and a less favorable product mix partially due to the phase-out of legacy ST-Ericsson products. Excluding legacy ST-Ericsson products, our revenues increased by 0.7%.  First quarter 2014 net revenues benefited from a one-time licensing revenue of $15 million in AMS following the settlement with InvenSense of all pending proceedings.  Under the terms of the patent cross license agreement with InvenSense, we will collect royalties in the future which are not expected to be material to our financial results.

By product segment, our revenues were down by approximately 28% in EPS, while SP&A registered an increase of approximately 6%.  Within the SP&A segment, APG and IPD revenues increased by about 16% and 3% respectively while AMS registered a decline of approximately 3%.  Within EPS, DCG sales including legacy ST-Ericsson products registered a decline of approximately 59% while MMS and IBP increased by about 16% and 7% respectively.

By market channel, our revenues registered a major increase in Distribution, whose share of total revenues was up by approximately 5%, reaching 30% of our total revenues.

By location of shipment, all regions dropped mostly due to the phase-out of legacy ST-Ericsson products except Greater China-South Asia which increased by approximately 1%.

In the first quarter of 2014, no customer exceeded 10% of our total net revenues.

Sequential comparison

On a sequential basis, our revenues decreased by 9.4%, mainly due to seasonal effect and phasing-out of legacy ST-Ericsson products, in line with our quarterly guidance.  The sequential decrease resulted from an approximate 11% decrease in units sold partially offset by an increase in average selling prices.

By product segment, both SP&A and EPS decreased their revenues by approximately 4% and 19% respectively.  Within EPS segment, legacy ST-Ericsson products sales decreased by about 52%.

By market channel, the first quarter of 2014 showed a sequential improvement for Distribution from the 27% share registered in the fourth quarter of 2013.

By location of shipment, revenues were down in all regions.

Gross profit

	Three Months Ended			% Variation
	March 29, 2014	Dec 31, 2013	March 30, 2013	Sequential	Year-Over-Year
	(Unaudited, in millions)
Cost of sales	$(1,226)	$(1,353)	$(1,381)	9.3%	11.2%
Gross profit	599	662	628	(9.6)%	(4.7)%
Gross margin (as percentage of net revenues)	32.8%	32.9%	31.3%	-	-

In the first quarter, gross margin was 32.8%, increasing on a year-over-year basis by approximately 150 basis points, mainly due to improved manufacturing efficiencies, lower amounts of unused capacity charges, higher amounts of licensing revenues and a more favorable product mix, partially offset by the negative impact of lower selling prices.

On a sequential basis, gross margin in the first quarter decreased by 10 basis points, mainly due to decreasing selling prices and manufacturing inefficiencies partially offset by a more favorable product mix and the positive impact of licensing revenues.

Selling, general and administrative expenses

	Three Months Ended			% Variation
	March 29, 2014	Dec 31, 2013	March 30, 2013	Sequential	Year-Over-Year
	(Unaudited, in millions)
Selling, general and administrative expenses	$(228)	$(249)	$(279)	8.8%	18.4%
As percentage of net revenues	(12.4)%	(12.4)%	(13.9)%	-	-

The amount of our SG&A expenses decreased on a year-over-year basis, mainly due to the ST-Ericsson wind-down and our cost savings initiatives.  Sequentially, our SG&A expenses mainly decreased due to a shorter calendar and our ongoing cost savings initiatives.  As a percentage of revenues, our SG&A expenses amounted to 12.4%, decreasing year-over-year by 1.5 percentage points, and flat compared to the prior quarter.

Research and development expenses

	Three Months Ended			% Variation
	March 29, 2014	Dec 31, 2013	March 30, 2013	Sequential	Year-Over-Year
	(Unaudited, in millions)
Research and development expenses	$(378)	$(407)	$(533)	7.2%	29.1%
As percentage of net revenues	(20.7)%	(20.2)%	(26.6)%	-	-

The first quarter 2014 R&D expenses decreased year-over-year, mainly due to the ST-Ericsson wind-down and the benefits of our cost savings initiatives.  Sequentially, our R&D expenses mainly decreased due to a shorter calendar and our ongoing cost savings initiatives.

The first quarter 2014 R&D expenses were net of research tax credits, which amounted to $35 million compared to $31 million in the prior-year quarter and $43 million in the prior quarter.

As a percentage of revenues, the first quarter 2014 ratio decreased by approximately 5.9 percentage points year-over-year, mainly due to a lower level of expenses.

Other income and expenses, net

	Three Months Ended
	March 29, 2014	December 31, 2013	March 30, 2013
	(Unaudited, in millions)
Research and development funding	$21	$28	$10
Phase-out and start-up costs	(3)	(3)	-
Exchange gain (loss), net	(1)	2	3
Patent costs	(13)	(13)	(7)
Gain on sale of businesses and non-current assets	13	1	-
Other, net	(2)	(3)	(2)
Other income and expenses, net	$15	$12	$4
As percentage of net revenues	0.8%	0.6%	0.2%

Income from R&D funding was associated with our R&D projects, which, upon project approval, qualifies as funding on the basis of contracts with local government agencies.  In the first quarter of 2014, we recognized an income, net of $15 million, increasing compared to previous periods mainly due to a gain on the sale of a small business in the field of display port connectivity (part of Digital Convergence Group).  Moreover, due to the clearance received in the first quarter from the European Union, the $21 million R&D funding included about $8 million in grants relating to 2013 of the approved “2015 Tours R&D” program.

Impairment, restructuring charges and other related closure costs

	Three Months Ended
	March 29, 2014	December 31, 2013	March 30, 2013
	(Unaudited, in millions)
Impairment, restructuring charges and other related closure costs	$(12)	$(29)	$(101)

In the first quarter of 2014, we recorded $12 million of impairment, restructuring charges and other related closure costs, mainly due to the following:

•
$10 million restructuring charges related to our headcount reduction initiative targeting quarterly net operating expenses in the range of $600 to $650 million by the beginning of 2014 (“plan 600” initiative); and

•	$2 million restructuring charges related to the manufacturing consolidation plans.

In the fourth quarter of 2013, we recorded $29 million of impairment, restructuring charges and other related closure costs, of which: $20 million restructuring charges related to our “plan 600”, a $5 million impairment charge on Veredus as a result of the reclassification of its assets as Assets held for sale as of December 31, 2013, $2 million restructuring charges related to the manufacturing consolidation plans and $2 million related to other restructuring initiatives.

In the first quarter of 2013, we recorded $101 million of impairment, restructuring charges and other related closure costs, of which: $82 million impairment and restructuring charges related to the ST-Ericsson exit, $14 million restructuring charges related to our “plan 600”, $4 million restructuring charges related to the previously announced ST-Ericsson restructuring plans, and $1 million restructuring charges in relation to our Digital restructuring plan announced in October 2012.

Operating loss

	Three Months Ended
	March 29, 2014	December 31, 2013	March 30, 2013
	(Unaudited, in millions)
Operating loss	$(4)	$(11)	$(281)
In percentage of net revenues	(0.2)%	(0.6)%	(14.0)%

The first quarter 2014 registered an operating loss of $4 million compared to an operating loss of $281 million in the year-ago quarter and an operating loss of $11 million in the prior quarter.  Compared to the year-ago period, the improvement in our operating results was mainly due to the savings in operating expenses and lower amounts of impairment and restructuring charges.

Our SP&A segment reported an increase in its operating income compared to the year-ago period.  Our EPS segment decreased its operating losses due to the exit from the ST-Ericsson joint venture.  The segment “Others” decreased its losses to $28 million, from $129 million in the year-ago period, mainly driven by a lower amount of impairment and restructuring charges.

Interest expense, net

	Three Months Ended
	March 29, 2014	December 31, 2013	March 30, 2013
	(Unaudited, in millions)
Interest expense, net	$(2)	$(3)	$(7)

We recorded a net interest expense of $2 million, decreasing both on a year-over-year (when ST-Ericsson cost of debt was consolidated) and on a sequential basis.

Loss on equity-method investments

	Three Months Ended
	March 29, 2014	December 31, 2013	March 30, 2013
	(Unaudited, in millions)
Loss on equity-method investments	$(8)	$(12)	$(13)

In the first quarter of 2014, we recorded a charge of $8 million, of which $7 million related to our share in ST-Ericsson JVS as a loss pick-up and $1 million related to 3Sun.

Gain on financial instruments, net

	Three Months Ended
	March 29, 2014	December 31, 2013	March 30, 2013
	(Unaudited, in millions)
Gain on financial instruments, net	$1	$-	$-

The $1 million gain on financial assets in the first quarter 2014 was associated with release of restricted cash.

Income tax benefit (expense)

	Three Months Ended
	March 29, 2014	December 31, 2013	March 30, 2013
	(Unaudited, in millions)
Income tax benefit (expense)	$(9)	$(8)	$4

During the first quarter of 2014, we registered an income tax expense of $9 million, reflecting the discrete effective tax rate estimated in each of our jurisdictions, applied to the first quarter consolidated result before taxes.  In addition, our income tax includes the estimated impact of provisions related to potential tax positions which have been considered uncertain.

Net loss (income) attributable to noncontrolling interest

	Three Months Ended
	March 29, 2014	December 31, 2013	March 30, 2013
	(Unaudited, in millions)
Net loss (income) attributable to noncontrolling interest	$(2)	$(2)	$126

In the first quarter of 2014, we recorded $2 million representing the income attributable to noncontrolling interest mainly related to our joint venture in Shenzhen, China for assembly operating activities.  In the first quarter of 2013, the corresponding amount was an income of $126 million which mainly reflected Ericsson’s share in the ST-Ericsson JVS joint venture’s result, prior to the deconsolidation as of September 1, 2013.

Net loss attributable to parent company

	Three Months Ended
	March 29, 2014	December 31, 2013	March 30, 2013
	(Unaudited, in millions)
Net loss attributable to parent company	$(24)	$(36)	$(171)
As percentage of net revenues	(1.3)%	(1.8)%	(8.5)%

For the first quarter of 2014, we reported a net loss of $24 million compared to a $171 million loss in the year-ago quarter.

Earnings per share for the first quarter of 2014 was $(0.03) compared to $(0.19) per share in the year-ago quarter and $(0.04) in the fourth quarter of 2013.

In the first quarter of 2014, the impact per share after tax of impairment, restructuring charges and other related closure costs, a non U.S. GAAP measure, was estimated to be approximately $(0.02) per share, while in the fourth quarter of 2013, it was estimated to be approximately $(0.03) per share.  In the year-ago quarter, the impact of impairment, restructuring charges and other related closure costs was estimated to be approximately $(0.06) per share.

Legal Proceedings

For a discussion of legal proceedings, see Note 23 Contingencies, Claims and Legal proceedings to our Consolidated Financial Statements.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by material changes in the exchange rates between the U.S. dollar and other currencies, particularly the Euro.

As a market rule, the reference currency for the semiconductor industry is the U.S. dollar and the market prices of semiconductor products are mainly denominated in U.S. dollars.  However, revenues for some of our products (primarily our dedicated products sold in Europe) are quoted in currencies other than the U.S. dollar and as such are directly affected by fluctuations in the value of the U.S. dollar.  As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase, in the short-term, our level of revenues when reported in U.S. dollars.  Revenues for all other products, which are either quoted in U.S. dollars and billed in U.S. dollars or in local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates, except to the extent that there is a lag between the changes in currency rates and the adjustments in the local currency equivalent of the price paid for such products.  Furthermore, certain significant costs incurred by us, such as manufacturing costs, SG&A expenses, and R&D expenses, are largely incurred in the currency of the jurisdictions in which our operations are located.  Given that most of our operations are located in the Euro zone and other non-U.S. dollar currency areas, including Singapore, our costs tend to increase when translated into U.S. dollars when the dollar weakens or to decrease when the U.S. dollar strengthens.

In summary, as our reporting currency is the U.S. dollar, exchange rate fluctuations affect our results of operations:  in particular, if the U.S. dollar weakens, our results are negatively impacted since we receive a limited part of our revenues, and more importantly, we incur a significant part of our costs, in currencies other than the U.S. dollar.  On the other hand, our results are favorably impacted when the dollar strengthens.  The impact on our accounts could therefore be material, in the case of a material variation of the U.S. dollar exchange rate.

Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues.  Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we have hedged certain line items on our Consolidated Statements of Income, in particular with respect to a portion of the costs of goods sold, most of the R&D expenses and certain SG&A expenses, located in the Euro zone, which we account for as cash flow hedging contracts.  We use three different types of hedging contracts, consisting of forward contracts, collars and options.

Our Consolidated Statements of Income for the three months ended March 29, 2014 included income and expense items translated at the average U.S. dollar exchange rate for the period, plus the impact of the hedging contracts expiring during the period.  Our effective average exchange rate was $1.35 for €1.00 for the first quarter of 2014 compared to $1.31 for €1.00 in the first quarter of 2013 and $1.34 for €1.00 in the fourth quarter of 2013.  These effective exchange rates reflect the actual exchange rates combined with the impact of cash flow hedging contracts that matured in the period.

The time horizon of our cash flow hedging for manufacturing costs and operating expenses may run up to 24 months, for a limited percentage of our exposure to the Euro and under certain currency market circumstances.  As of March 29, 2014, the outstanding hedged amounts were €534 million to cover manufacturing costs and €423 million to cover operating expenses, at an average exchange rate of about $1.3872 for €1.00 and $1.3839 for €1.00 (considering the options and collars at strike), maturing over the period from April 1, 2014 to January 5, 2015.  As of March 29, 2014, these outstanding hedging contracts and certain expiring contracts covering manufacturing expenses capitalized in inventory represented a deferred profit of approximately $20 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity, compared to a deferred profit  of approximately $39 million before tax at December 31, 2013.

We also hedge certain manufacturing costs denominated in Singapore dollars (SGD); as of March 29, 2014, the outstanding hedged amounts were SGD 139 million at an average exchange rate of about SGD 1.2625 to $1.00 maturing over the period from April 3, 2014 to March 5, 2015.  As of March 29, 2014, these outstanding hedging contracts and certain expiring contracts covering manufacturing expenses capitalized in inventory did not result in any deferred result.

Our cash flow hedging policy is not intended to cover our full exposure and is based on hedging a portion of our exposure in the next four quarters and a declining percentage of our exposure in each quarter thereafter.  In the first quarter of 2014, as a result of our cash flow hedging, we recorded a net profit of $12 million, consisting of a profit of about $5 million to R&D expenses, a profit of about $6 million to costs of goods sold and a profit of $1 million to SG&A expenses, while in the first quarter of 2013, we recorded a net profit of $17 million.

In addition to our cash flow hedging, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates, which we account for as fair value instruments.  We may in the future purchase or sell similar types of instruments.  See Item 11.  “Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F, which may be updated from time to time in our public filings.  Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment.  No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar.  Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates.  The net effect of our consolidated foreign exchange exposure resulted in a net loss of $1 million recorded in “Other income and expenses, net” in our Consolidated Statements of Income for the first quarter of 2014.

The assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate.  Income and expenses, as well as cash flows, are translated at the average exchange rate for the period.  The balance sheet impact, as well as the income statement and cash flow impact, of such translations have been, and may be expected to be, significant from period to period since a large part of our assets and liabilities and activities are accounted for in Euros as they are located in jurisdictions where the Euro is the functional currency.  Adjustments resulting from the translation are recorded directly in equity, and are shown as “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity.  At March 29, 2014, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.

For a more detailed discussion, see Item 3.  “Key Information — Risk Factors — Risks Related to Our Operations” in our Form 20-F, which may be updated from time to time in our public filings.

Impact of Changes in Interest Rates

Interest rates may fluctuate upon changes in financial market conditions and material changes can affect our results of operations and financial condition, since these changes can impact the total interest income received on our cash and cash equivalents and marketable securities, as well as the total interest expense paid on our financial debt.

Our interest income (expense), net, as reported in our Consolidated Statements of Income, is the balance between interest income received from our cash and cash equivalents and marketable securities investments and interest expense paid on our financial liabilities (including the sale without recourse of receivables) and bank fees (including fees on committed credit lines).  Our interest income is dependent upon fluctuations in interest rates, mainly in U.S. dollars and Euros, since we invest primarily on a short-term basis; any increase or decrease in the market interest rates would mean an equivalent increase or decrease in our interest income.  Our interest expenses are also dependent upon fluctuations in interest rates, since our financial liabilities mainly consist of European Investment Bank Floating Rate Loans at Libor and Euribor plus variable spreads.

At March 29, 2014, our total financial resources, including cash and cash equivalents and marketable securities, generated an average interest income rate of 0.33%.  At the same date, the average interest rate on our outstanding debt was 0.96%.

Impact of Changes in Equity Prices

As of March 29, 2014, we did not hold any significant equity participations, which could be subject to a material impact in changes in equity prices.  However, we hold equity participations whose carrying value could be reduced due to further losses or impairment charges of our equity-method investments.  See Note 17 to our Consolidated Financial Statements.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls.  The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates.  Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office.  The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated at least a single A long-term rating, meaning at least A3 from Moody’s Investor Service (“Moody’s”) and A- from Standard & Poor’s (“S&P”) or Fitch Ratings (“Fitch”), or better.  Marginal amounts are held in other currencies.  See Item 11.  “Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F, which may be updated from time to time in our public filings.

Cash flow

We maintain a significant cash position and a low debt-to-equity ratio, which provide us with adequate financial flexibility.  As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During the first quarter of 2014, our net cash decreased by $92 million, due to the net cash used in investing and financing activities exceeding the net cash from operating activities.

The components of our cash flow for the comparable periods are set forth below:

	Three Months Ended
	March 29, 2014	March 30, 2013
	(In millions)
Net cash from operating activities	$53	$66
Net cash used in investing activities	(39)	(81)
Net cash used in financing activities	(105)	(481)
Effect of changes in exchange rates	(1)	(36)
Net cash decrease	$(92)	$(532)

Net cash from operating activities.  Net cash from operating activities is the sum of (i) net income (loss) adjusted for non-cash items and (ii) changes in net working capital.  The net cash from operating activities in the first quarter of 2014 was $53 million, decreasing compared to $66 million in the prior-year quarter.  Net cash from operating activities in the first quarter of 2014 compared to the year-ago quarter benefited from a reduced net loss adjusted for non-cash items, which was more than offset by the unfavorable changes in net working capital, mainly due to the negative impact of trade receivables and other assets and liabilities.

Net cash used in investing activities.  Investing activities used $39 million of cash in the first quarter of 2014, mainly due to payments for the purchase of tangible and intangible assets, partially offset by the proceeds from the sale of marketable securities and the proceeds received in sale of businesses.  The decrease in net cash used in investing activities compared to the prior-year quarter ($81 million) was primarily due to the proceeds received in sale of businesses for $19 million and the lower amount of payments for the purchase of intangible and financial assets. Payments for purchase of tangible assets, net of proceeds, totaled $112 million compared to $111 million registered in the prior-year quarter.

Net cash used in financing activities.  Net cash used in financing activities was $105 million in the first quarter of 2014 decreasing compared to the $481 million used in the first quarter of 2013 due to the $455 million repayment of the residual outstanding 2013 Senior Bonds.  The first quarter 2014 amount included $85 million in dividends paid to stockholders compared to $89 million in the prior-year quarter.

Free Cash Flow (non U.S. GAAP measure).

We also present Free Cash Flow, which is a non U.S. GAAP measure, defined as (i) net cash from operating activities plus (ii) net cash used in investing activities, excluding payment for purchases (and proceeds from the sale) of marketable securities, which are considered as temporary financial investments.  The result of this definition is ultimately net cash from operating activities plus payment for purchase and proceeds from sale of tangible, intangible and financial assets and proceeds received in sale of businesses.  We believe Free Cash Flow, a non U.S. GAAP measure, provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations.  Free Cash Flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities.  Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases (and proceeds from the sale) of marketable securities and net cash variation from joint ventures deconsolidation, the net cash from (used in) financing activities and the effect of changes in exchange rates.  In addition, our definition of Free Cash Flow may differ from definitions used by other companies.  Free Cash Flow is determined as follows from our Consolidated Statements of Cash Flows:

	Three Months Ended
	March 29, 2014	March 30, 2013
	(In millions)
Net cash from operating activities	$53	$66
Net cash used in investing activities	(39)	(81)
Excluding:
Proceeds from sale of marketable securities and net cash variation for joint ventures deconsolidation	(65)	(50)
Payment for purchase of tangible and intangible assets (1)	(104)	(131)
Free Cash Flow (non U.S. GAAP measure)	$(51)	$(65)
_____________

(1) Reflects the total of the following line items reconciled with our Consolidated Statements of Cash Flows relating to the investing activities:  Payment for purchase of tangible assets, Proceeds from sale of tangible assets, Payment for purchase of intangible assets, Payment for purchase of financial assets, Proceeds from sale of financial assets, Proceeds received in sale of businesses.

Free Cash Flow was negative $51 million in the first quarter of 2014, improving compared to negative $65 million in the first quarter of 2013.

Net Financial Position (non U.S. GAAP measure).

Our Net Financial Position represents the balance between our total financial resources and our total financial debt.  Our total financial resources include cash and cash equivalents, marketable securities, short-term deposits and restricted cash, and our total financial debt includes bank overdrafts, short-term debt and long-term debt, as represented in our Consolidated Balance Sheets.  Net Financial Position is not a U.S. GAAP measure but we believe it provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents and marketable securities and the total level of our financial indebtedness.  Our Net Financial Position for each period has been determined as follows from our Consolidated Balance Sheets:

	As at
	March 29, 2014	December 31, 2013	March 30, 2013
	(In millions)
Cash and cash equivalents	$1,744	$1,836	$1,718
Marketable securities	-	57	187
Restricted cash	-	-	4
Short-term deposits	1	1	1
Total financial resources	1,745	1,894	1,910
Short-term debt	(225)	(225)	(250)
Long-term debt	(908)	(928)	(647)
Total financial debt	(1,133)	(1,153)	(897)
Net Financial Position	$612	$741	$1,013

Our Net Financial Position as of March 29, 2014 was a net cash position of $612 million, decreasing compared to the net cash position of $741 million at December 31, 2013, as a result of our negative Free Cash Flow and dividends payment.

Cash and cash equivalents amounted to $1,744 million as at March 29, 2014, as a result of our cash flow evolution as presented above.

Financial debt was $1,133 million as at March 29, 2014, composed of (i) $225 million of current portion of long-term debt and (ii) $908 million long-term debt.  The breakdown of our total financial debt included:  (i) $1,112 million in European Investment Bank loans (the “EIB Loans”), (ii) $19 million in loans from other funding programs, and (iii) $2 million of capital leases.  The EIB Loans are comprised of four long-term amortizing credit facilities as part of our R&D funding programs.  The first for R&D in France was drawn in U.S. dollars from 2006 to 2008 for a total amount of $341 million, of which $78 million remained outstanding as of March 29, 2014.  The second for R&D projects in Italy, was drawn in U.S. dollars in 2008 for a total amount of $380 million, of which $163 million remained outstanding as of March 29, 2014.  The third, signed in 2010, is a €350 million multi-currency loan to support our industrial and R&D programs.  It was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million, of which the equivalent of $400 million remained outstanding as of March 29, 2014.  The fourth, signed in the first quarter of 2013, is a €350 million multicurrency loan which also supports our R&D programs.  It was drawn in U.S. dollars for an amount of $471 million.  At March 29, 2014, the amounts available under our short-term lines of credit were unutilized.

Our long-term debt contains standard conditions, but does not impose minimum financial ratios.

On December 19, 2013, Moody’s lowered our senior debt rating from “Baa2” to “Baa3” with stable outlook.

On December 18, 2012, S&P lowered our senior debt rating from “BBB+” to “BBB” with negative outlook.

We are also rated “BBB-” from Fitch on an unsolicited basis.

As of March 29, 2014, debt payments due by period were as follows:

	Payments Due by Period
	Total	2014	2015	2016	2017	2018	Thereafter
	(In millions)
Long-term debt (including current portion)	$1,133	$205	$205	$195	$119	$117	$292

Financial Outlook: Capital Investment

Our policy is to modulate our capital spending according to the evolution of the semiconductor market.  Based on current visibility on demand, we anticipate our capital expenditure to be approximately $510-550 million in 2014, to be adjusted based on demand thereafter.  The most important of our 2014 capital expenditure projects are expected to be: (a) for our front-end facilities: (i) in our 300-mm fab in Crolles, technology evolution to consolidate the capability for 20-nm processes and mix evolution to support the production ramp up of new technologies for microcontrollers and automotive advanced products; (ii) a few selective programs of mix evolution, mainly in the area of analog processes; (iii) qualification of technologies in 200-mm in Singapore and Catania; and (iv) quality, safety, maintenance, and productivity and cost savings investments in both 150-mm and 200-mm front-end fabs; (b) for our back-end facilities, capital expenditures will mainly be dedicated to: (i) capacity growth on certain package families, to sustain market demand; (ii) modernization and rationalization of package lines targeting cost savings benefits; and (iii) specific investments in the areas of factory automation, quality, environment and energy savings; and (c) an overall capacity adjustment in final testing and wafers probing (EWS) to meet increased demand and changed product mix.

We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry and capacity utilization.  We expect to need significant financial resources in the coming years for capital expenditures and for our investments in manufacturing and R&D.  We plan to fund our capital requirements from cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuance of debt, convertible bonds or additional equity securities.  A substantial deterioration of our economic results, and consequently of our profitability, could generate a deterioration of the cash generated by our operating activities.  Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in prior years to fund our capital expenditure plans for expanding/upgrading our production facilities, our working capital requirements, our R&D and manufacturing costs.

In support of our R&D activities, we signed with the French Government a funding program called “Nano2017”, which will provide funding for our activities in the region of Grenoble, over the period 2013 to 2017, subject to obtaining approval from the European Union.

We have an equity investment in 3Sun.  We are currently evaluating our strategy and multiple scenarios are being considered.  We currently foresee that there may be a need to provide additional financial resources to 3Sun.  In the event of a withdrawal by one of our partners, our financial support could cover up to 50% of the required funding.

Furthermore, as a result of the exit from the ST-Ericsson joint venture, our exposure is limited to covering 50% of ST-Ericsson needs to complete the wind-down, which are estimated not to exceed $30 million.

We believe that we have the financial resources needed to meet our currently projected business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, approved dividend payments and the repayment of our debts in line with their maturity dates.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies are mainly comprised of:  operating leases for land, buildings, plants and equipment; purchase commitments for equipment, outsourced foundry wafers and for software licenses; long-term debt obligations; pension obligations and other long-term liabilities.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements at March 29, 2014.

Impact of Recently Issued U.S. Accounting Standards

See Note 5 Recent Accounting Announcements to our Consolidated Financial Statements.

Backlog and Customers

During the first quarter of 2014, our bookings plus frames orders declined compared to the fourth quarter 2013, reflecting seasonality (a shorter calendar and Chinese New Year seasonal holidays in Asia) and lower demand at some of the major wireless customers.  The two segments, Sense & Power and Automotive and Embedded Processing Solutions experienced similar bookings decline.  Notwithstanding the decline in bookings plus net frames orders, we entered the second quarter 2014 with a backlog higher than the level we had when entering the first quarter 2014 mainly due to robust demand for automotive and microcontrollers.  Backlog (including frame orders) is subject to possible cancellation, push back and a lower ratio of frame orders being translated into firm orders and, thus, it is not necessarily indicative of the amount of billings or growth to be registered in subsequent periods.

In the first quarter of 2014, no customer exceeded 10% of our total net revenues.  There is no guarantee that any customer will continue to generate revenues for us at the same levels as in prior periods.  If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, not confirm planned delivery dates on frame orders in a significant manner or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Disclosure Controls and Procedures

Evaluation

Our management, including the CEO and CFO, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (“Disclosure Controls”) as of the end of the period covered by this report.  Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act, such as this periodic report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.  Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.  Our quarterly evaluation of Disclosure Controls includes an evaluation of some components of our internal control over financial reporting, and internal control over financial reporting is also separately evaluated on an annual basis.

The evaluation of our Disclosure Controls included a review of the controls’ objectives and design, our implementation of the controls and their effect on the information generated for use in this periodic report.  In the course of the controls evaluation, we reviewed identified data errors, control problems or acts of fraud and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken.  This type of evaluation is performed at least on a quarterly basis so that the conclusions of management, including the CEO and CFO, concerning the effectiveness of the Disclosure Controls can be reported in our periodic reports on Form 6-K and Form 20-F.  The components of our Disclosure Controls are also evaluated on an ongoing basis by our Internal Audit Department, which reports directly to our Audit Committee.  The overall goals of these various evaluation activities are to monitor our Disclosure Controls, and to modify them as necessary.  Our intent is to maintain the Disclosure Controls as dynamic systems that change as conditions warrant.

Based upon the controls evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this periodic report, our Disclosure Controls were effective.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls

No system of internal control over financial reporting, including one determined to be effective, may prevent or detect all misstatements.  It can provide only reasonable assurance regarding financial statement preparation and presentation.  Also, projections of the results of any evaluation of the effectiveness of internal control over financial reporting into future periods are subject to inherent risk that the relevant controls may become inadequate due to changes in circumstances or that the degree of compliance with the underlying policies or procedures may deteriorate.

Other Reviews

We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we submitted it to the Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements contained in this Form 6-K that are not historical facts, particularly in “Business Overview” and in “Liquidity and Capital Resources—Financial Outlook: Capital Investment”, are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements due to, among other factors:

•	uncertain macro-economic and industry trends;

•	customer demand and acceptance for the products which we design, manufacture and sell;

•
unanticipated events or circumstances, which may either impact our ability to execute the planned reductions in our net operating expenses and / or meet the objectives of our R&D programs, which benefit from public funding;

•	government and/or European Union regulatory decisions regarding funding for our R&D programs;

•	the loading and the manufacturing performance of our production facilities;

•	the functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales;

•	variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	restructuring charges and associated cost savings that differ in amount or timing from our estimates;

•
changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;

•	natural events such as severe weather, earthquakes, tsunami, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;

•
changes in economic, social, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflict, social unrest, or terrorist activities; and

•	availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements.  Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.  Some of these risk factors are set forth and are discussed in more detail in “Item 3.  Key Information — Risk Factors” in our Form 20-F.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in our Form 20-F as anticipated, believed or expected.  We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 6-K to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Item 3.  Key Information — Risk Factors” from time to time in our SEC filings, could have a material adverse effect on our business and/or financial condition.

STMICROELECTRONICS N.V.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Three months ended
	(Unaudited)
	March 29,	March 30,
In million of U.S. dollars except per share amounts	2014	2013

Net sales	1,801	2,003
Other revenues	24	6
Net revenues	1,825	2,009
Cost of sales	(1,226)	(1,381)
Gross profit	599	628
Selling, general and administrative	(228)	(279)
Research and development	(378)	(533)
Other income and expenses, net	15	4
Impairment, restructuring charges and other related closure costs	(12)	(101)
Operating loss	(4)	(281)
Interest expense, net	(2)	(7)
Loss on equity-method investments	(8)	(13)
Gain on financial instruments, net	1	-
Loss before income taxes and noncontrolling interest	(13)	(301)
Income tax benefit (expense)	(9)	4
Net loss	(22)	(297)
Net loss (income) attributable to noncontrolling interest	(2)	126
Net loss attributable to parent company	(24)	(171)

Earnings per share (Basic) attributable to parent company stockholders	(0.03)	(0.19)
Earnings per share (Diluted) attributable to parent company stockholders	(0.03)	(0.19)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
	Three months ended
	(Unaudited)
	March 29,	March 30,
In million of U.S. dollars	2014	2013

Net loss	(22)	(297)
Other comprehensive income (loss), net of tax :
Currency translation adjustments arising during the period	(2)	(85)
Foreign currency translation adjustments	(2)	(85)
Unrealized gains (losses) arising during the period	-	1
Unrealized gains (losses) on securities	-	1
Unrealized gains (losses) arising during the period	(5)	(25)
Less : reclassification adjustment for (income) losses included in net loss	(11)	(15)
Unrealized gains (losses) on derivatives	(16)	(40)
Net gains (losses) arising during the period	-	1
Defined benefit pension plans	-	1
Other comprehensive income (loss), net of tax	(18)	(123)
Comprehensive income (loss)	(40)	(420)
Less : comprehensive income (loss) attributable to noncontrolling interest	2	(128)
Comprehensive income (loss) attributable to the company’s stockholders	(42)	(292)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
	As at

	March 29,	December 31,
In million of U.S. dollars	2014	2013
	(Unaudited)	(Audited)

Assets
Current assets :
Cash and cash equivalents	1,744	1,836
Short-term deposits	1	1
Marketable securities	-	57
Trade accounts receivable, net	1,112	1,049
Inventories	1,331	1,336
Deferred tax assets	130	123
Assets held for sale	-	16
Other current assets	382	389
Total current assets	4,700	4,807
Goodwill	90	90
Other intangible assets, net	228	217
Property, plant and equipment, net	3,066	3,156
Non-current deferred tax assets	222	227
Long-term investments	72	76
Other non-current assets	639	600
	4,317	4,366
Total assets	9,017	9,173

Liabilities and equity
Current liabilities:
Short-term debt	225	225
Trade accounts payable	764	694
Other payables and accrued liabilities	866	937
Dividends payable to stockholders	4	89
Accrued income tax	51	48
Total current liabilities	1,910	1,993

Long-term debt	908	928
Post-employment benefit obligations	366	366
Long-term deferred tax liabilities	10	11
Other long-term liabilities	148	158
	1,432	1,463
Total liabilities	3,342	3,456

Commitment and contingencies

Equity
Parent company stockholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 910,710,805 shares issued, 890,689,950 shares outstanding)	1,156	1,156
Capital surplus	2,587	2,581
Retained earnings	1,052	1,076
Accumulated other comprehensive income	1,024	1,042
Treasury stock	(212)	(212)
Total parent company stockholders’ equity	5,607	5,643
Noncontrolling interest	68	74
Total equity	5,675	5,717

Total liabilities and equity	9,017	9,173

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	(Unaudited)	(Unaudited)
	March 29,	March 30,
In million of U.S. dollars	2014	2013

Cash flows from operating activities:
Net loss	(22)	(297)
Items to reconcile net loss and cash flows from operating activities:
Depreciation and amortization	205	237
Gain on financial instruments, net	(1)	-
Gain on sale of businesses	(12)	-
Non-cash stock-based compensation	6	4
Other non-cash items	(38)	(20)
Deferred income tax	(4)	(34)
Loss on equity-method investments	8	13
Impairment, restructuring charges and other related closure costs, net of cash payments	(21)	75
Changes in assets and liabilities:
Trade receivables, net	(63)	(28)
Inventories	6	30
Trade payables	60	74
Other assets and liabilities, net	(71)	12
Net cash from operating activities	53	66

Cash flows from investing activities:
Payment for purchase of tangible assets	(114)	(111)
Proceeds from sale of tangible assets	2	-
Proceeds from sale of marketable securities	57	50
Net cash variation for joint ventures deconsolidation	8	-
Payment for purchase of intangible assets	(12)	(14)
Payment for purchase of financial assets	-	(6)
Proceeds from sale of financial assets	1	-
Proceeds received in sale of businesses	19	-
Net cash used in investing activities	(39)	(81)

Cash flows from financing activities:
Proceeds from short-term borrowings	-	83
Repayment of issued debt	-	(455)
Repayment of long-term debt	(20)	(20)
Dividends paid to stockholders	(85)	(89)
Net cash used in financing activities	(105)	(481)
Effect of changes in exchange rates	(1)	(36)
Net cash decrease	(92)	(532)
Cash and cash equivalents at beginning of the period	1,836	2,250
Cash and cash equivalents at end of the period	1,744	1,718

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF EQUITY

In million of U.S. dollars, except per share amounts
					Accumulated Other
	Common	Capital	Treasury	Retained	Comprehensive	Noncontrolling	Total
	Stock	Surplus	Stock	Earnings	Income (Loss)	Interest	Equity

Balance as of December 31, 2012 (Audited)	1,156	2,555	(239)	1,959	794	139	6,364
Stock-based compensation expense		26	27	(27)			26
Joint ventures deconsolidation					58	73	131
Comprehensive income (loss):
Net loss				(500)		(129)	(629)
Other comprehensive income (loss), net of tax					190	(5)	185
Comprehensive income (loss)							(444)
Dividends to noncontrolling interest						(4)	(4)
Dividends, $0.40 per share				(356)			(356)
Balance as of December 31, 2013 (Audited)	1,156	2,581	(212)	1,076	1,042	74	5,717
Stock-based compensation expense		6					6
Joint ventures and other subsidiaries deconsolidation						(8)	(8)
Comprehensive income (loss):
Net income (loss)				(24)		2	(22)
Other comprehensive income (loss), net of tax					(18)		(18)
Comprehensive income (loss)							(40)
Balance as of March 29, 2014 (Unaudited)	1,156	2,587	(212)	1,052	1,024	68	5,675

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.

Notes to Interim Consolidated Financial Statements (Unaudited)

1.	The Company

STMicroelectronics N.V. (the “Company”) is registered in The Netherlands with its corporate legal seat in Amsterdam, The Netherlands, and its corporate headquarters located in Geneva, Switzerland.

The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Company offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Company is focused on developing products that leverage its technological strengths in creating customized, system-level solutions with digital and mixed-signal content.

2.	Fiscal Year

The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a thirteen-week basis.

The Company’s first quarter ended on March 29, 2014, its second quarter will end on June 28 and its third quarter will end on September 27. Its fourth quarter will end on December 31.

3.	Basis of Presentation

The accompanying Unaudited Interim Consolidated Financial Statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2013. The interim financial information is unaudited but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.

All balances and values in the current and prior periods are in millions of U.S. dollars, except shares and per-share amounts.

The accompanying Unaudited Interim Consolidated Financial Statements do not include certain footnotes and financial presentation normally required on an annual basis under U.S. GAAP. Therefore, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 5, 2014.

4.	Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. The primary areas that require significant estimates and judgments by management include, but are not limited to:

•	sales returns and allowances,

•	inventory obsolescence reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory,

•	provisions for litigation and claims and recognition and measurement of loss contingencies,

•	valuation at fair value of assets acquired or sold, including intangibles, goodwill, investments and tangible assets,

•
annual and trigger-based impairment review of goodwill and intangible assets, as well as an assessment, in each reporting period, of events, which could trigger interim impairment testing on long-lived assets,

•	estimated value of the consideration to be received and used as fair value for asset groups classified as assets held for sale and the assessment of probability of realizing the sale,

•	assessment of other-than-temporary impairment charges on financial assets, including equity-method investments,

•	restructuring charges and other related exit costs,

•	assumptions used in assessing the number of awards expected to vest on stock-based compensation plans,

•	assumptions used in calculating pension obligations, and

•
determination of the income tax expenses estimated on the basis of the projected tax amount for the full year, including deferred income tax assets, valuation allowance and provisions for uncertain tax positions and claims.

The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends, market information used by market participants and the latest available business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While the Company regularly evaluates its estimates and assumptions, the actual results experienced by the Company could differ materially and adversely from those estimates. To the extent there are material differences between the estimates and the actual results, future results of operations, cash flows and financial position could be significantly affected.

5.	Recent Accounting Pronouncements

Accounting pronouncements effective in 2014

In March 2013, the FASB issued new guidance on obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. An entity should recognize the respective portion of the obligation it agrees to pay among its co-obligors and assess any additional amounts it expects to pay related to amounts borrowed by its co-obligors applying the measurement principles of the contingencies model under ASC 450. Enhanced disclosures similar to those required for financial guarantees will be required for those obligations. The Company adopted the new guidance in 2014, which did not have a significant impact on its financial position and results of operations.

In March 2013, the FASB issued clarified guidance on whether, when and how to release cumulative translation adjustment (“CTA”) into earnings in various deconsolidation and consolidation transactions. Complete or substantially complete liquidation of a foreign entity is required to release CTA for transactions occurring within a foreign entity. Transactions impacting investments in the foreign entity may result in a full or partial release of CTA even though complete or substantially complete liquidation of the foreign entity has not occurred. For transactions involving step acquisitions, the CTA associated with the previous equity-method investment will be fully released when control is obtained and consolidation occurs. The Company adopted the guidance in 2014 and the guidance did not have any material impact on its financial position and results of operations.

Accounting pronouncements that are not yet effective and have not been adopted early by the Company

In April 2014, the FASB issued new guidance which redefines discontinued operations by changing the criteria for determining which disposals can be presented as discontinued operations. Under the new guidance, a discontinued operation is defined as a disposal of a component or group of components that is disposed of or is classified as held for sale and “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results”. A strategic shift could include a disposal of (i) a major geographical area of operations, (ii) a major line of business, (iii) a major equity method investment, or (iv) other major parts of an entity. The guidance also enhances disclosure requirements and adds new disclosures for individually material dispositions that do not qualify as discontinued operations. The guidance applies prospectively to new disposals and new classifications of disposal groups as held for sale in annual periods beginning on or after December 15, 2014 and interim periods within those annual periods. Early adoption is permitted for new disposals or new classifications as held for sale that have not been reported in financial statements previously issued or available for issuance. The new guidance significantly changes current practice for assessing discontinued operations and affects income and earnings per share from continuing operations. The Company will adopt the guidance when effective.

6.	Other Income and Expenses, Net

Other income and expenses, net consisted of the following:

	Three months ended
In millions of U.S. dollars	March 29, 2014	March 30, 2013

Research and development funding	21	10
Phase-out and start-up costs	(3)	-
Exchange gain (loss), net	(1)	3
Patent costs	(13)	(7)
Gain on sale of businesses and non-current assets	13	-
Other, net	(2)	(2)

Total Other income and expenses, net	15	4

The Company receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met.

Phase-out costs are costs incurred during the closing stage of a Company’s manufacturing facility. They are treated in the same manner as start-up costs. Start-up costs represent costs incurred in the start-up and testing of the Company’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six months after the fabrication line’s quality certification.

Exchange gains and losses included in “Other income and expenses, net” represent the portion of exchange rate changes on transactions denominated in currencies other than an entity’s functional currency and the changes in fair value of trading derivative instruments which are not designated as hedge and which have a cash flow effect related to operating transactions, as described in Note 24.

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees. They are reported net of settlements, if any, which primarily include reimbursements of prior patent litigation costs.

Gain on sale of businesses and non-current assets is mostly related to the sale of businesses associated with the Smart Connectivity Business (Display Port products).

7.	Impairment, Restructuring Charges and Other Related Closure Costs

Impairment, restructuring charges and other related closure costs incurred in the first quarter of 2014 are summarized as follows:

	Three months ended on March 29, 2014
In millions of U.S. dollars	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

$600-650 million net opex plan	-	(9)	(1)	(10)
Manufacturing consolidation	-	(2)	-	(2)
Total	-	(11)	(1)	(12)

Impairment, restructuring charges and other related closure costs incurred in the first quarter of 2013 are summarized as follows:

	Three months ended on March 30, 2013
In millions of U.S. dollars	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

ST-Ericsson restructuring plans	-	(4)	-	(4)
ST-Ericsson exit	(5)	(77)	-	(82)
Digital restructuring plan	-	(1)	-	(1)
$600-650 million net opex plan	-	(14)	-	(14)
Total	(5)	(96)	-	(101)

Impairment charges

No impairment charges were incurred in the first quarter of 2014. The Company recorded in the first quarter of 2013 impairment charges amounting to $5 million, primarily related to long-lived assets with no alternative future use within the Company, as part of the exit of ST-Ericsson.

Restructuring charges and other related closure costs

Provisions for restructuring charges and other related closure costs as at March 29, 2014 are summarized as follows in millions of U.S. dollars:

	$600-650 million net opex plan	Digital restructuring plan	Manufacturing restructuring plan	Manufacturing consolidation	Other restructuring initiatives	Total
Provision as at December 31, 2013	46	6	2	8	14	76
Charges incurred in 2014	10	-	-	2	-	12
Amounts paid	(26)	(4)	-	(2)	(1)	(33)
Provision as at March 29, 2014	30	2	2	8	13	55

•	$600-650 million net opex plan

The Company committed restructuring actions in 2013 to reduce the Company’s net operating expenses as announced on December 10, 2012. The Company recorded in the first quarter of 2014  $10 million in restructuring charges, mainly corresponding to employee termination benefits.

•	Manufacturing consolidation

In July 2013, the Company announced that it will wind down certain 6-inch manufacturing lines and consolidate back-end activities in China to Shenzhen. As part of this restructuring plan, the Company recorded in the first quarter of 2014 $2 million in restructuring charges corresponding to employee termination benefits.

Total impairment, restructuring charges and other related closure costs

The Digital restructuring plan was expected to result in a total pre-tax charge of $25 million to $30 million including impairment charges totalling $9 million. Restructuring charges amounting to $16 million have been incurred as of March 29, 2014. The plan was substantially completed in 2013.

The $600-650 million net opex plan resulted in a $98 million charge incurred as of March 29, 2014. The plan is expected to be completed in 2014.

The Manufacturing consolidation plan resulted in a $10 million charge incurred as of March 29, 2014. The plan is expected to be completed in 2015.

Upon the ST-Ericsson deconsolidation as of September 1, 2013, all the ST-Ericsson restructuring plans have been deconsolidated by the Company.

The total actual costs that the Company will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes.

8.	Interest Expense, Net

Interest expense, net consisted of the following:

	Three months ended
In millions of U.S. dollars	March 29, 2014	March 30, 2013

Income	2	2
Expense	(4)	(9)

Total interest expense, net	(2)	(7)

Net interest included charges related to the sale of trade and other receivables.

9.	Income Tax Benefit (Expense)

Income tax benefit (expense) is as follow:

	Three months ended
In millions of U.S. dollars	March 29, 2014	March 30, 2013

Income tax benefit (expense)	(9)	4

In the first quarter of 2014, income tax has been estimated adopting a discrete effective tax method as opposed to an estimated effective tax rate due to significant uncertainty in estimating the effective tax rate.

10.	Earnings per share

Basic net earnings per share (“EPS”) is computed based on net income (loss) attributable to parent company stockholders using the weighted-average number of common shares outstanding during the reported period; the number of outstanding shares does not include treasury shares. Diluted EPS is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period, such as stock issuable pursuant to the exercise of stock options outstanding, unvested shares granted and the conversion of convertible debt.

	Three months ended
In millions of U.S. dollars, except share and per share amounts	March 29, 2014	March 30, 2013

Basic earnings per share:

Net loss attributable to parent company	(24)	(171)
Weighted average shares outstanding	890,651,994	887,962,463

Earnings per share (basic)	(0.03)	(0.19)

Diluted earnings per share:

Net loss attributable to parent company	(24)	(171)
Convertible debt interest	-	-
Net loss attributable to parent company adjusted	(24)	(171)
Weighted average shares outstanding	890,651,994	887,962,463
Dilutive effect of unvested shares	-	-
Dilutive effect of convertible debt	-	-
Number of shares used in calculating diluted earnings per share	890,651,994	887,962,463

Earnings per share (diluted)	(0.03)	(0.19)

As of March 29, 2014, there were outstanding stock options exercisable into the equivalent of 8,233,336 common shares.

11.	Accumulated Other Comprehensive Income (“AOCI”)

The table below details the changes in AOCI attributable to the company’s stockholders by component, net of tax, for the period ended March 29, 2014:

	Gains (Losses) on Cash Flow Hedges	Gains (Losses) on Available-For-Sale Securities	Defined Benefit Pension Plan Items	Foreign Currency Translation Adjustments (“CTA”)	Total
December 31, 2013	38	1	(100)	1,085	1,024
Cumulative tax impact	(5)	-	23	-	18
December 31, 2013, net of tax	33	1	(77)	1,085	1,042
OCI before reclassifications	(6)	-	-	(2)	(8)
Amounts reclassified from AOCI	(12)	-	-	-	(12)
OCI for the three months ended March 29, 2014	(18)	-	-	(2)	(20)
Cumulative tax impact	2	-	-	-	2
OCI for the three months ended March 29, 2014, net of tax	(16)	-	-	(2)	(18)
March 29, 2014	20	1	(100)	1,083	1,004
Cumulative tax impact	(3)	-	23	-	20
March 29, 2014, net of tax	17	1	(77)	1,083	1,024

Items reclassified out of Accumulated Other Comprehensive Income for the period ended March 29, 2014 are listed in the table below:

Details about AOCI components	Amounts reclassified from AOCI	Affected line item in the statement where net income (loss) is presented
Gains (losses) on cash flow hedges
Foreign exchange derivative contracts	6	Cost of sales
Foreign exchange derivative contracts	1	Selling, general and administrative
Foreign exchange derivative contracts	5	Research and development
	(1)	Income tax expense
	11	Net of tax
Gains (Losses) on available-for-sale securities
Realized gain on sale of securities	-	Other income and expenses, net
Other-than-temporary impairment charge	-	Other-than-temporary impairment charge and realized gains on financial assets
	-	Income tax benefit (expense)
	-	Net of tax
Defined benefit pension plan items
Amortization of prior service costs	-	(1)
Amortization of actuarial gains (losses)	-	(1)
		Income tax benefit (expense)
	-	Net of tax
Total reclassifications for the period attributable to the Company’s stockholders	11	Net of tax

(1)	These items are included in the computation of net periodic pension cost, as described in Note 20.

12.	Marketable Securities

Changes in the value of marketable securities, as reported in current assets on the consolidated balance sheets as at March 29, 2014 and December 31, 2013 are detailed in the table below:

In millions of U.S. dollars	December 31, 2013	Purchase	Sale/Settlement	Change in fair value included in OCI* for available-for-sale marketable securities	Change in fair value recognized in earnings	Foreign exchange result through OCI*	March 29, 2014
Senior debt Floating Rate Notes issued by financial institutions	57	-	(57)	-	-	-	-
Total	57	-	(57)	-	-	-	-
*Other Comprehensive Income

The marketable securities amounting to $57 million matured in the first quarter of 2014. They were classified as available-for-sale and recorded at fair value as at December 31, 2013, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income (loss)” in the consolidated statement of equity, except for those changes deemed to be other-than-temporary impairment. No credit loss was identified on these instruments and due to the short duration before maturity, the fair value as at December 31, 2013 corresponded to par value.

The debt securities were reported as current assets on the line “Marketable Securities” on the consolidated balance sheet as at December 31, 2013, since they represented investments of funds available for current operations.

13.	Trade Accounts Receivable, Net

Trade accounts receivable, net consisted of the following:

In millions of U.S. dollars	As at March 29, 2014	As at December 31, 2013

Trade accounts receivable	1,121	1,058
Allowance for doubtful accounts	(9)	(9)

Total trade accounts receivable, net	1,112	1,049

The Company enters into factoring transactions to accelerate the realization in cash of some trade accounts receivable. As at March 29, 2014, $49 million of trade accounts receivable were sold without recourse. Such factoring transactions totaled $57 million for the first quarter of 2014.

14.	Inventories

Inventories are stated at the lower of cost or market. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales.

Reserve for obsolescence is estimated for excess uncommitted inventories based on the previous quarter’s sales, backlog of orders and production plans.

Inventories, net of reserve, consisted of the following:

In millions of U.S. dollars	As at March 29, 2014	As at December 31, 2013

Raw materials	80	84
Work-in-process	872	885
Finished products	379	367

Total Inventories	1,331	1,336

15.	Goodwill

Changes in the carrying amount of goodwill were as follows:

In millions of U.S. dollars	Sense & Power and Automotive (SP&A)	Embedded Processing Solutions (EPS)	Total
December 31, 2013	2	88	90
Foreign currency translation	-	-	-
March 29, 2014	2	88	90

16.	Other intangible assets

Other intangible assets consisted of the following:

March 29, 2014	Gross Cost	Accumulated Amortization	Net Cost

Technologies & licences	634	(493)	141
Contractual customer relationships	5	(5)	-
Purchased software	348	(295)	53
Construction in progress	34	-	34
Other intangible assets	62	(62)	-
Total	1,083	(855)	228

December 31, 2013	Gross Cost	Accumulated Amortization	Net Cost

Technologies & licences	616	(484)	132
Contractual customer relationships	5	(5)	-
Purchased software	338	(290)	48
Construction in progress	37	-	37
Other intangible assets	62	(62)	-
Total	1,058	(841)	217

The line “Construction in progress” in the table above includes internally developed software under construction and software not ready for use.

The line “Other intangible assets” consists primarily of internally developed software.

Amortization expense for the first quarter of 2014 was $15 million and the estimated amortization expense of the existing intangible assets for the following years is as follows:

Year
2014	52
2015	62
2016	51
2017	32
2018	17
Thereafter	14
Total	228

17.	Long-Term Investments

Long-Term Investments consisted of the following:
	March 29, 2014	December 31, 2013
Equity-method investments	56	63
Cost-method investments	16	13
Total	72	76

Equity-method investments

Equity-method investments as at March 29, 2014 and December 31, 2013 were as follows:

In millions of U.S. dollars, except percentages	March 29, 2014		December 31, 2013
	Carrying value	Ownership percentage	Carrying value	Ownership percentage
ST-Ericsson SA	43	50.0%	50	50.0%
3Sun S.r.l.	13	33.3%	13	33.3%
Total	56		63

ST-Ericsson SA (“JVS”)

On February 3, 2009, the Company announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Company received an interest in ST-Ericsson Holding AG (parent of “JVS” group of companies) in which the Company owned 50% plus a controlling share. In 2010, ST-Ericsson Holding AG was merged in ST-Ericsson SA.

The Company evaluated that JVS was a variable interest entity. The Company determined that it controlled JVS and therefore consolidated JVS.

On September 9, 2013, the Company sold 1 JVS share to Ericsson for its nominal value changing the ownership structure of JVS to bring both partners to an equal ownership proportion. As a result and in combination with the new shareholder agreement, the Company lost the control of JVS and as such JVS was deconsolidated from the Company’s financial statements. The deconsolidation of JVS did not result in a gain or loss for the Company. The fair value of the Company’s retained noncontrolling interest was evaluated at $55 million. Due to the loss pick-up recognized since the deconsolidation, the value of the investment amounted to $43 million as of March 29, 2014. In addition, the Company and its partner signed funding commitment letters, capped at $149 million for each partner, to the residual joint wind-down operations to ensure solvency. These were not drawn as of March 29, 2014.

Before the deconsolidation of JVS, certain assets and companies of the JVS group of companies were transferred to both partners for their net book value which was representative of their fair value. The transactions did not result in cash exchange between the partners.

JVS entered into liquidation on April 15, 2014.

In the first three months of 2014, the line “Loss on equity-method investments” in the Company’s consolidated statement of income included a charge of $7 million related to JVS.

3Sun S.r.l. (“3Sun”)

3Sun is a joint initiative between Enel Green Power, Sharp and the Company for the manufacture of thin film photovoltaic panels in Catania, Italy. Each partner owns a third of the common shares of the entity. The Company has determined that 3Sun is not a VIE. However the Company exercises a significant influence over 3Sun and consequently accounts for its investment in 3Sun under the equity-method. The line “Loss on equity-method investments” in the Company’s consolidated statement of income included a charge of $1 million related to 3Sun. As of March 29, 2014, the Company’s current maximum exposure to loss as a result of its involvement with 3Sun is limited to its equity-method investment that amounted to $13 million and a shareholder’s loan amounting to $18 million, and further conditional commitments for up to $8.4 million (€6.1 million).

Cost-method investments

Cost-method investments as at March 29, 2014 are equity securities with no readily determinable fair value. It mainly includes the Company’s investment in DNP Photomask Europe S.p.A (“DNP”). The Company has identified the joint venture as a VIE, but has determined that it is not the primary beneficiary. The significant activities of DNP revolve around the creation of masks and development of high level mask technology. The Company does not have the power to direct such activities. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its investment. The Company has not provided additional financial support in the first quarter of 2014 and currently has no requirement or intent to provide further financial support to the joint venture.

18.	Other Non-current Assets

Other non-current assets consisted of the following:

In millions of U.S. dollars	As at March 29, 2014	As at December 31, 2013

Available-for-sale equity securities	11	11
Trading equity securities	8	8
Long-term State receivables	551	513
Long-term receivables from third parties	7	7
Long-term loans to affiliates	18	17
Prepaid for pension	11	10
Deposits and other non-current assets	33	34

Total	639	600

Long-term State receivables include receivables related to funding and receivables related to tax refund. Funding are mainly public grants to be received from governmental agencies in Italy and France as part of long-term research and development, industrialization and capital investment projects. Long-term receivables related to tax refund correspond to tax benefits claimed by the Company in certain of its local tax jurisdictions, for which collection is expected beyond one year.

19.	Long-term debt

Long-term debt consisted of the following:

In millions of U.S. dollars	March 29, 2014	December 31, 2013

Funding program loans from European Investment Bank:
0.25% due 2014, floating interest rate at Libor + 0.017%	20	20
0.26% due 2015, floating interest rate at Libor + 0.026%	19	19
0.29% due 2016, floating interest rate at Libor + 0.052%	39	58
0.56% due 2016, floating interest rate at Libor + 0.317%	77	77
0.45% due 2016, floating interest rate at Libor + 0.213%	86	86
1.44% due 2020, floating interest rate at Libor + 1.099%	87	87
1.29% due 2020, floating interest rate at Libor + 0.956%	193	193
1.22% due 2020, floating interest rate at Euribor + 0.817%	120	121
0.88% due 2021, floating interest rate at Libor + 0.525%	240	240
0.92% due 2021, floating interest rate at Libor + 0.572%	231	231
Other funding program loans:
0.54% (weighted average), due 2014-2018, fixed interest rate	4	5
Other long-term loans:
1.95% (weighted average), due 2017, fixed interest rate	10	10
0.67% (weighted average), due 2018, fixed interest rate	2	2
0.87% (weighted average), due 2020, fixed interest rate	3	3
Capital leases:
7.39% (weighted average), due 2015-2017, fixed interest rate	2	1
Total long-term debt	1,133	1,153
Less current portion	(225)	(225)
Total long-term debt, less current portion	908	928

20.	Post Employment and Other Long-term Employee Benefits

The Company and its subsidiaries have a number of defined benefit pension plans, mainly unfunded, and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The other long-term employees’ plans provide benefits due during the employees’ period of service after certain seniority levels. The Company uses a December 31 measurement date for its plans. Eligibility is generally determined in accordance with local statutory requirements. For the Italian termination indemnity plan (“TFR”), generated before July 1, 2007, the Company continues to measure the vested benefits to which Italian employees are entitled as if they left the company immediately as of March 29, 2014, in compliance with U.S. GAAP guidance on determining vested benefit obligations for defined benefit pension plans.

The components of the net periodic benefit cost included the following:

	Pension Benefits
	Three months ended
In millions of U.S. dollars	March 29, 2014	March 30, 2013

Service cost	(7)	(10)
Interest cost	(8)	(8)
Expected return on plan assets	6	4
Amortization of actuarial net (loss) gain	-	(3)
Net periodic benefit cost	(9)	(17)

	Other long-term benefits
	Three months ended
In millions of U.S. dollars	March 29, 2014	March 30, 2013

Service cost	(1)	(1)
Interest cost	(1)	-
Net periodic benefit cost	(2)	(1)

Employer contributions paid and expected to be paid in 2014 are consistent with the amounts disclosed in the consolidated financial statements for the year ended December 31, 2013.

21.	Dividends

The Extraordinary General Meeting of Shareholders held on December 2, 2013 authorized the distribution of a semi-annual cash dividend per common share of $0.10 in the fourth quarter of 2013 and $0.10 in the first quarter of 2014, to be paid in December 2013 and March 2014, respectively. The first payment, totaling $89 million, was executed in December 2013. The remaining $0.10 per share cash dividend totaled $89 million, out of which $85 million was paid in the first quarter of 2014 and the remaining $4 million at the beginning of the second quarter of 2014.

22.	Treasury Stock

The treasury shares have been designated for allocation under the Company’s share based remuneration programs of unvested shares. As of March 29, 2014, 22,899,365 of these treasury shares were transferred to employees under the Company’s share based remuneration programs, of which 75,687 shares in the first quarter of 2014.

As of March 29, 2014, the Company owned a number of treasury shares equivalent to 20,020,855.

23.	Contingencies, Claims and Legal proceedings

The Company is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of impairing an asset or the incurrence of a liability at the date of the financial statements as well as the ability to reasonably estimate the amount of such loss. The Company records a provision for a loss contingency when information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and when the amount of loss can be reasonably estimated. The Company regularly reevaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in an adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.

At each reporting date, the Company assesses all material open income tax positions in all tax jurisdictions to determine any uncertain tax position. The Company uses a two-step process for the evaluation of uncertain tax positions. The first step consists in determining whether a benefit may be recognized; the assessment is based on a sustainability threshold. If the sustainability is lower than 50%, a full provision should be accounted for. In case of a sustainability threshold in step one higher than 50 percent, the Company must perform a second step in order to measure the amount of recognizable tax benefit, net of any liability for tax uncertainties. The measurement methodology in step two is based on a “cumulative probability” approach, resulting in the recognition of the largest amount that is greater than 50 percent likely of being realized upon settlement with the taxing authority.  There was no major change in the amount of unrecognized tax benefits during the first three months of 2014 with respect to uncertainties about a certain tax treatment not yet validated with the relevant fiscal authorities. All unrecognized tax benefits would affect the effective tax rate, if recognized. Interest and penalties recognized in the consolidated balance sheets as at March 29, 2014 and December 31, 2013 and in the consolidated statements of income for the first quarter of 2014 and 2013 are not material.

The Company is subject from time to time to tax audits in various jurisdictions; unfavorable outcomes of any ongoing tax audits could have a material impact on the Company’s future tax provisions in the periods in which these changes could occur.

The Company has received and may in the future receive communications alleging possible infringements of third party patents or other third party intellectual property rights. Furthermore, the Company from time to time enters into discussions regarding a broad patent cross license arrangement with other industry participants. There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement. The Company may become involved in costly litigation brought against the Company regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to take a license to third party patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows, financial position and/or ability to compete.

The Company is otherwise also involved in various lawsuits, claims, investigations and proceedings incidental to its business and operations.

Litigation with Tessera

In 2006, Tessera initiated a patent infringement lawsuit against the Company and numerous other semiconductor manufacturers in the U.S. District Court for the Northern District of California. Tessera claims that the Company’s ball grid array packages infringe certain patents owned by Tessera, and that the Company breached a 1997 license agreement by failing to pay royalties to Tessera on sales of products in certain ball grid array packages. Tessera then filed a complaint in 2007 with the U.S. International Trade Commission in Washington, D.C. (“ITC”) against the Company and numerous other parties. During the ITC proceedings, the District Court action was stayed. On May 20, 2009, the ITC issued a limited exclusion order as well as a cease and desist order, both of which were terminated when the Tessera patents expired in September 2010. The U.S. Court of Appeals for the Federal Circuit subsequently affirmed the ITC’s decision and on November 28, 2011 the U.S. Supreme Court denied the defendants’ petition for review, and the ITC decision became final. In January 2012, the District Court proceedings were revived in California. In May 2013, Tessera served its opening expert’s report on damages which opines that Tessera is entitled to $181 million in damages (including interest) based on the Company’s sales of allegedly infringing products from 2000 through 2010. The Company’s opening expert’s report on damages opines that the Company’s damages should be more in the range of $5 million to $8 million if an adverse judgment were to be entered against the Company. On March 14, 2014, the Court appointed independent technical expert, Dr. Reinhold Dauskardt, issued a report opining that the patents–in–suit were invalid and that Tessera had failed to meet its burden of proof  regarding infringement of the patents-in suit by the Company’s accused ball grid array packages.  Trial is scheduled for November 10, 2014.

The resolution of litigation proceedings which the Company faces, including the matters referred to above, involve complex questions of fact and law. The results of legal proceedings are uncertain. Adverse determination in any of these types of disputes may have a material adverse impact on the Company’s financial results and operations. The Company currently estimates that possible losses for known claims are in the range of $10 million to $30 million.

Other Contingencies

The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. There can be no assurance that its recorded reserves will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize. As of March 29, 2014, provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.

24.	Derivative Instruments and Hedging Activities

The Company is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Company’s activities expose it to a variety of financial risks, such as market risk, credit risk and liquidity risk. The Company uses derivative financial instruments to hedge certain risk exposures. The primary risk managed by using derivative instruments is foreign currency exchange risk.

           Foreign currency exchange risk

Currency forward contracts and currency options are entered into to reduce exposure to changes in exchange rates on the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries and to manage the foreign exchange risk associated with certain forecasted transactions.

Derivative Instruments Not Designated as a Hedge

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities in the Company’s subsidiaries. Management has set up a policy to require the Company’s subsidiaries to hedge their entire foreign exchange risk exposure with the Company through financial instruments transacted or overseen by Corporate Treasury. To manage their foreign exchange risk arising from foreign-currency-denominated assets and liabilities, the Company’s subsidiaries use forward contracts and purchased currency options. Foreign exchange risk arises from exchange rate fluctuations on assets and liabilities denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments for accounting purposes and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income and expenses, net” in the consolidated statements of income.

Cash Flow Hedge

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges through the use of currency forward contracts and currency options, including collars, certain Euro-denominated forecasted intercompany transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses as well as a portion of its front-end manufacturing costs of semi-finished goods. The Company also hedges through the use of currency forward contracts certain forecasted manufacturing transactions denominated in Singapore dollars.

These derivative instruments are designated as and qualify for cash flow hedge. They are reflected at fair value in the consolidated balance sheets. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction, which enables the Company to conclude, based on the fact that the critical terms of the hedging instruments match the terms of the hedged transactions, that changes in cash flows attributable to the risk being hedged are expected to be completely offset by the hedging derivatives. Currency forward contracts and currency options, including collars, used as hedges are effective at reducing the Euro/U.S. dollar and the Singapore dollar/U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract and on an ongoing basis, over the duration of the hedge relationship. Effectiveness on transactions hedged through purchased currency options and collars is measured on the full fair value of the instrument, including the time value of the options. Ineffectiveness appears if the hedge relationship is not perfectly effective or if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change on the expected cash flows on the hedged transactions. The gain or loss from the effective portion of the hedge is reported as a component of “Accumulated other comprehensive income (loss)” in the consolidated statements of equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statement of income line item as the impact of the hedged transaction. When a designated hedging instrument is either terminated early or an improbable or ineffective portion of the hedge is identified, or when it is probable that the forecasted transaction will not occur by the end of the originally specified time period, the cumulative gain or loss that was reported in “Accumulated other comprehensive income (loss)” is recognized immediately in earnings.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge are established as follows: (i) for R&D and Corporate costs, up to 80% of the total forecasted transactions; (ii) for manufacturing costs, up to 70% of the total forecasted transactions. The maximum length of time over which the Company could hedge its exposure to the variability of cash flows for forecasted transactions is 24 months.

As at March 29, 2014, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore dollar-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs

Forward contracts	141	176
Currency options	-	19
Currency collars	282	339

In millions of Singapore dollars	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs

Forward contracts	-	139

           Cash flow and fair value interest rate risk

Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Since almost all the liquidity of the Company is invested in floating rate instruments, the Company’s interest rate risk arises from the mismatch of fixed rate liabilities (which are currently not material) and floating rate liquid assets.

           Other market risk

As part of its ongoing investing activities, the Company may be exposed to equity security price risk. In order to hedge the exposure to this market risk, the Company may enter into certain hedging transactions.

Information on fair value of derivative instruments and their location in the consolidated balance sheets as at March 29, 2014 and December 31, 2013 is presented in the table below:

In millions of U.S. dollars	As at March 29, 2014		As at December 31, 2013
Asset Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value

Derivatives designated as a hedge:

Foreign exchange forward contracts	Other current assets	13	Other current assets	26

Currency collars	Other current assets	4	Other current assets	10

Currency options	Other current assets	-	Other current assets	5
Total derivatives designated as a hedge		17		41

Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other current assets	2	Other current assets	2
Total derivatives not designated as a hedge:		2		2

Total Derivatives		19		43

In millions of U.S. dollars	As at March 29, 2014		As at December 31, 2013
Liability Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value

Derivatives designated as a hedge:

Foreign exchange forward contracts	Other payables and accrued liabilities	-	Other payables and accrued liabilities	(1)

Currency collars	Other payables and accrued liabilities	-	Other payables and accrued liabilities	(2)
Total derivatives designated as a hedge		-		(3)

Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(1)	Other payables and accrued liabilities	(1)
Total derivatives not designated as a hedge:		(1)		(1)
Total Derivatives		(1)		(4)

The effect on the consolidated statements of income for the three months ended March 29, 2014 and March 30, 2013, respectively, and on the “Accumulated Other comprehensive income (loss)” (“AOCI”) as reported in the statements of equity as at March 29, 2014 and December 31, 2013 of derivative instruments designated as cash flow hedge is presented in the table below:

In millions of U.S. dollars	Gain (loss) deferred in OCI on derivative		Location of gain (loss) reclassified from OCI into earnings	Gain (loss) reclassified from OCI into earnings
				Three months ended
	March 29, 2014	December 31, 2013		March 29, 2014	March 30, 2013
Foreign exchange forward contracts	9	14	Cost of sales	6	7
Foreign exchange forward contracts	1	2	Selling, general and administrative	1	1
Foreign exchange forward contracts	5	10	Research and development	5	6
Currency options	-	1	Cost of sales	(1)	-
Currency options	-	1	Research and development	-	-

Currency collars	3	6	Cost of sales	1	2
Currency collars	-	1	Selling, general and administrative	-	-
Currency collars	2	3	Research and development	-	1

Total	20	38		12	17

A total $20 million gain deferred as at March 29, 2014 in AOCI is expected to be reclassified to earnings within the next twelve months.

No ineffective portion of the cash flow hedge relationships was recorded in earnings in the first quarters of 2014 and 2013. No amount was excluded from effectiveness measurement on foreign exchange forward contracts, currency options and collars.

The effect on the consolidated statements of income for the three months ended March 29, 2014 and March 30, 2013 of derivative instruments not designated as a hedge is presented in the table below:

In millions of U.S. dollars	Location of gain recognized in earnings	Gain recognized in earnings
		Three months ended
		March 29, 2014	March 30, 2013
Foreign exchange forward contracts	Other income and expenses, net	2	3
Total		2	3

The Company did not enter into any derivative instrument containing significant credit-risk-related contingent features.
The Company entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. The fair value of these collars represented as at March 29, 2014 assets totaling $6 million and liabilities totaling $2 million. In addition, the Company entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association (“ISDA”) agreements, which are not offset in the statement of financial position, and representing total assets of $15 million and liabilities of $1 million as at March 29, 2014.

25.	Fair Value Measurements

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at March 29, 2014:
		Fair Value Measurements using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	March 29, 2014
In millions of U.S. dollars
Equity securities classified as available-for-sale	11	11	-	-
Equity securities classified as held-for-trading	8	8	-	-
Derivative instruments designated as cash flow hedge	17	-	17	-
Derivative instruments not designated as a hedge	1	-	1	-
Total	37	19	18	-

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2013:

		Fair Value Measurements using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	December 31, 2013
In millions of U.S. dollars
Euro-denominated Senior debt Floating Rate Notes issued by financial institutions	27	27	-	-
U.S. dollar-denominated Senior debt Floating Rate Notes issued by financial institutions	30	30	-	-
Equity securities classified as available-for-sale	11	11	-	-
Equity securities held-for-trading	8	8	-	-
Derivative instruments designated as cash flow hedge	38	-	38	-
Derivative instruments not designated as a hedge	1	-	1	-
Total	115	76	39	-

No asset was measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as at March 29, 2014 and December 31, 2013.

No significant assets (liabilities) were measured at fair value on a non-recurring basis as at March 29, 2014. No significant portion of the aggregate carrying amount of cost-method investments was evaluated for impairment in the first quarter of 2014 since there were no identified events or changes in circumstances that may have had a significant adverse effect on the fair value of the related investments.

For assets (liabilities) measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2014 and March 29, 2014 is presented as follows:

In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2014	16
Sale of Veredus asset group	(16)
March 29, 2014	-

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	-

The following table includes additional fair value information on other financial assets and liabilities as at March 29, 2014 and as at December 31, 2013:

		As at March 29, 2014		As at December 31, 2013
Description	Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
In millions of U.S. dollars
Cash and cash equivalents	1	1,744	1,744	1,836	1,836
Long-term debt		1,133	1,133	1,153	1,153
- Bank loans (including current portion)	2	1,133	1,133	1,153	1,153

No securities were in an unrealized loss position as at March 29, 2014. The table below details securities that were in an unrealized loss position as at March 30, 2013.  The securities are segregated by investment type and the length of time that the individual securities have been in a continuous unrealized loss position as of March 30, 2013.

	March 30, 2013
	Less than 12 months		More than 12 months		Total
Description	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses
Senior debt floating rate notes	-	-	62	-	62	-
Total	-	-	62	-	62	-

The methodologies used to estimate fair value are as follows:

Foreign exchange forward contracts, currency options and collars

The fair value of these instruments is estimated based upon quoted market prices for similar instruments.

Equity securities classified as available-for-sale

The fair values of these instruments are estimated based upon market prices for the same  instruments.

Trading equity securities

The fair value of these instruments is estimated based upon quoted market prices for the same instruments.

Equity securities carried at cost

The non-recurring fair value measurement is based on the valuation of the underlying investments on a new round of third party financing or upon liquidation.

Long-term debt and current portion of long-term debt

The fair value of bank loans was determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company’s incremental borrowing rates for similar types of borrowing arrangements.

Cash and cash equivalents, accounts receivable, bank overdrafts, short-term borrowings, and accounts payable

The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

26.	Segment Reporting

The Company operates in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, the Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of Smartcard products, which includes the production and sale of both silicon chips and Smartcards.

In the Subsystems business area, the Company designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to its business as a whole, the Subsystems business area does not meet the requirements for a reportable segment as defined in the U.S. GAAP guidance. All the financial values related to Subsystems including net revenues and related costs, are reported in the segment “Others”.

The Company’s segments in 2014 are as follows:

•	Sense & Power and Automotive Products (SP&A), including:

o	Automotive (APG),

o	Industrial & Power Discrete (IPD),

o	Analog & MEMS (AMS), and

o	Other SP&A,

•	Embedded Processing Solutions (EPS), comprised of:

o	Digital Convergence Group (DCG),

o	Imaging, BI-CMOS ASIC and Silicon Photonics (IBP),

o	Microcontroller, Memory & Secure MCU (MMS), and

o	Other EPS.

In 2014, the Company revised the revenues by product line from prior periods following the reclassification of Image Signal Processor business from IBP product line to DCG product line. In addition, the Wireless former product line has been reclassified into the DCG product line. The Company believes that the revised 2013 revenues presentation is consistent with that of 2014 and uses these comparatives when managing the company.

The following tables present the Company’s consolidated net revenues and consolidated operating income (loss) by product segment. For the computation of the segments’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a part of research and development expenses. In compliance with the Company’s internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the product segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold.

Net revenues by product segment:

	Three months ended
In millions of U.S. dollars	March 29, 2014	March 30, 2013

Net revenues by product segment:
Sense & Power and Automotive Products (SP&A)	1,191	1,127
Embedded Processing Solutions (EPS)	628	867
Others(1)	6	15
Total consolidated net revenues	1,825	2,009

(1)	Includes revenues from the sales of Subsystems, sales of materials and other products not allocated to product segments.

Net revenues by product segment and by product line:

	Three months ended
In millions of U.S dollars	March 29, 2014	March 30, 2013

Net revenues by product lines:
Automotive (APG)	445	385
Industrial & Power Discrete (IPD)	442	429
Analog & MEMS (AMS)	304	313
Sense & Power and Automotive Products (SP&A)	1,191	1,127
Digital Convergence Group (DCG)*	205	496
Imaging, BI-CMOS ASIC and Silicon Photonics (IBP)	77	72
Microcontroller, Memory & Secure MCU (MMS)	346	299
Embedded Processing Solutions (EPS)	628	867
Others	6	15
Total consolidated net revenues	1,825	2,009

* Includes Wireless products. Reflecting the transfer of Wireless (legacy ST-Ericsson products) and the Image Signal Processor business unit from IBP to DCG as of January 1, 2014, the Company has reclassified prior period revenues.

Operating income (loss) by product segment:

	Three months ended
In millions of U.S. dollars	March 29, 2014	March 30, 2013

Operating income (loss) by product segment:
Sense & Power and Automotive Products (SP&A)	104	58
Embedded Processing Solutions (EPS)	(80)	(210)
Total operating income (loss) of product segments	24	(152)
Others(1)	(28)	(129)
Total consolidated operating loss	(4)	(281)

(1)
Operating loss of “Others” includes items such as impairment, restructuring charges and other related closure costs, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses and other costs that are not allocated to the product segments, as well as operating earnings of the Subsystems and Other Products Group.

Reconciliation of operating income (loss) of segments to the total operating income (loss):

	Three months ended
In millions of U.S. dollars	March 29, 2014	March 30, 2013

Reconciliation to consolidated operating loss:
Total operating income (loss) of product segments	24	(152)
Strategic and other research and development programs	(1)	(4)
Phase-out and start-up costs	(3)	-
Impairment, restructuring charges and other related closure costs	(12)	(101)
Unused capacity charges	(5)	(24)
Other non-allocated provisions(1)	(7)	-
Total operating loss Others	(28)	(129)
Total consolidated operating loss	(4)	(281)

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: May 6, 2014	By:	/s/ Carlo Bozotti

	Name:	Carlo Bozotti
	Title:	President and Chief Executive Officer and Sole Member of our Managing Board